Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

October 27, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Solana Staking ETF
File No. 333-283391

Dear Ms. Tillan, Mr. Brunhofer, Mr. Lin and Mr. Dobbie:

Please see attached as Exhibit A the fact sheet for Bitwise Solana Staking ETF.

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Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

EXHIBIT A

Bitwise Solana Staking ETF BSOL’s principal investment strategy is to invest directly in Solana (SOL), while aiming to stake 100% of assets to maximize Solana’s staking rewards. The Fund is a professionally managed and cost-efficient ETP that is fully backed with SOL held at one of the world’s leading crypto asset custodians. BSOL is not suitable for all investors. An investment in the Fund is subject to a high degree of risk, has the potential for significant volatility, and could result in significant or complete loss of investment. The Fund is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”), and therefore is not subject to the same protections as mutual funds or ETFs registered under the 1940 Act. Fund Details Ticker BSOL CUSIP 091948109 Exchange NYSE Inception Date October 27, 2025 AUM* Data pending Sponsor Bitwise Investment Advisers, LLC Distributions N/A * Assets Under Management (AUM) reflect non- GAAP, non-audited estimates by Bitwise Investment Advisers, LLC. Please refer to important disclosures at the end of this document. Fees Sponsor Fee* 0.20% + Other Expenses 0.00% = Gross Expense Ratio 0.20% – Fee Waiver** 0.20% = Net Expense Ratio 0.00% * The Sponsor Fee includes custody charges for holding the Fund’s assets charged by the custodian, as well as customary fees and expenses of the fund administrator and auditor. ** For a period of three months commencing on the day the Shares are initially listed on the Exchange, the Sponsor has agreed to waive the entire Sponsor Fee on the first $1 billion of Trust assets. Brokerage and commission costs may apply. BSOL As of October 27, 2025 Why Invest? 1 Staked SOL Exposure in an ETP Wrapper. BSOL provides cost-efficient exposure to the price movement of Solana (SOL). The Fund aims to stake 100% of its assets to maximize Solana’s 7%+ average staking rewards.* 2 Solana’s Upside Potential. As one of the fastest Layer 1 blockchains, Solana is a leading player in the fastgrowing tokenization and stablecoin markets. Bitwise CIO Matt Hougan calls it “one of the most exciting crypto investment opportunities that exists today.” 3 An ETP Backed by Crypto Specialists. In choosing BSOL, investors gain access to a team of crypto experts with the tools, insights, and specialized experience to help them navigate the space with confidence. * Staking reward rate is based on the annualized 90-day average as of 10/22/25, with data from Helius. Rewards are subject to change and should not be considered an indication of the Fund’s performance. Performance (%) 1MO 3MO YTD 1YR 3YR 5YR SINCE INCEPTION BSOL (NAV) — — — — — — — BSOL (Market Price) — — — — — — — Solana (SOL) — — — — — — — Performance of greater than one year is annualized. The performance quoted represents past performance and does not guarantee future results. Short-term performance, in particular, is not a good indication of the Fund’s future performance, and an investment should not be made based solely on returns. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-415-707-3663. Gross Staking Reward Rate — Net Staking Reward Rate — Reward rates are subject to change and are not guaranteed. Rates are the average annualized rates over the last 90 days with data from Helius. See Glossary for definitions.

BSOL | Bitwise Solana Staking ETF | As of Month XX, YYYY Glossary Beta measures the volatility of the Fund price relative to the volatility in the market index. The Bloomberg U.S. Aggregate Bond Index is designed to measure the performance of publicly issued U.S. dollar denominated investment-grade debt. Correlation measures the degree to which a pair of variables are linearly related. Gold is represented by the spot gold price with data from Bloomberg. Gross Staking Reward Rate is the total annual rate of staking rewards currently available on the Solana network when including inflation rewards, MEV rewards, and block rewards. Net Staking Reward Rate is the total annual staking reward rate currently available on the Solana network after staking-related fees are deducted from the gross reward rate. The S&P 500® TR Index, or Standard & Poor’s 500 Total Return Index, is a market-capitalization-weighted index of 500 leading publicly traded companies in the U.S. Solana is represented by the CME CF Solana-Dollar Reference Rate - New York Variant (SOLUSD_NY). Staking is a foundational mechanism that ensures the security and sustainability of Proof of Stake (PoS) blockchain networks like Solana. This decentralized consensus mechanism not only safeguards the network but also grants rewards to participating investors in exchange for validating transactions on the blockchain. Standard Deviation is a statistical measurement measuring return variability. About Bitwise Bitwise Asset Management is a global crypto asset manager with more than $15 billion in client assets and a suite of over 30 crypto investment products spanning ETFs, separately managed accounts, private funds, hedge fund strategies, and staking. The firm has a eight-year track record and today serves more than 4,000 private wealth teams, RIAs, family offices and institutional investors as well as 15 banks and broker-dealers. The Bitwise team of over 100 technology and investment professionals is backed by leading institutional investors and has offices in San Francisco, New York, and London. Risks and Important Information This material must be accompanied by a prospectus. Please read the prospectus carefully before investing. To obtain a current prospectus visit bsoletf.com/ welcome. The Bitwise Solana Staking ETF (BSOL) is not suitable for all investors. An investment in BSOL is subject to a high degree of risk, has the potential for significant volatility, and could result in significant or complete loss of investment. BSOL is not an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and therefore is not subject to the same protections as ETFs and mutual funds registered under the 1940 Act. An investment in BSOL is not a direct investment in Solana (SOL). Shares of ETPs are bought and sold at market price (not NAV) and are not individually redeemed from the Fund. Brokerage commissions will reduce returns. The NAV may not always correspond to the market price of SOL and, as a result, Creation Units may be created or redeemed at a value that is different from the market price of the Shares. Authorized Participants’ buying and selling activity associated with the creation and redemption of Creation Units may adversely affect an investment in the Shares. The amount of SOL represented by a Share will continue to be reduced during the life of the Fund due to the transfer of the Fund’s SOL to pay for the Sponsor’s management fee, and to pay for litigation expenses or other extraordinary expenses. This dynamic will occur irrespective of whether the trading price of the Shares rises or falls in response to changes in the price of SOL. There is no guarantee or assurance that the Fund’s methodology will result in the Fund achieving positive investment returns or outperforming other investment products. Investors may choose to use the Fund as a means of investing indirectly in SOL. Because the value of the Shares is correlated with the value of the SOL held by the Fund, it is important to understand the investment attributes of, and the market for, SOL. SOL Risk. There are significant risks and hazards inherent in the SOL market that may cause the price of SOL to fluctuate widely. The Fund’s SOL may be subject to loss, damage, theft or restriction on access. Investors considering a purchase of Shares should carefully consider how much of their total assets should be exposed to the SOL market, and should fully understand, be willing to assume, and have the financial resources necessary to withstand the risks involved in the Fund’s investment strategy. Liquidity Risk. The market for SOL is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Fund’s NAV and its market price. The lack of active trading markets for the Shares may result in losses on investors’ investments at the time of disposition of Shares. Regulatory Risk. Future and current regulations by a U.S. or foreign government or quasi-governmental agency could have an adverse effect on an investment in the Fund. Blockchain Technology Risk. Certain of the Fund’s investments may be subject to the risks associated with investing in blockchain technology. The risks associated with blockchain technology may not fully emerge until the technology is widely used. Blockchain systems could be vulnerable to fraud, particularly if a significant minority of participants colluded to defraud the rest. Because blockchain technology systems may operate across many national boundaries and regulatory jurisdictions, it is possible that blockchain technology may be subject to widespread and inconsistent regulation. Staking Risk. The Trust intends to implement a staking program under which a significant portion of the Trust’s SOL will be staked. While staking Solana offers the potential to earn rewards in the form of additional Solana tokens, it also exposes the Trust to several risks, such as loss of rewards, slashing penalties, and operational uncertainties. Staking activities could impair the ability to satisfy redemption orders on a timely basis. Nondiversification Risk. The Fund is nondiversified and will hold a single issue. As a result, a decline in the market value of a particular issue held by the Fund may affect the Fund’s value more than if it invested in a larger number of issuers. Recency Risk. The Fund is recently organized, giving prospective investors a limited track record on which to base their investment decision. If the Fund is not profitable, the Fund may terminate and liquidate at a time that is disadvantageous to Shareholders. Bitwise Investment Advisers, LLC serves as the sponsor of the Fund. Foreside Fund Services, LLC serves as the Marketing Agent for BSOL, and is not affiliated with Bitwise Investment Advisers, LLC, Bitwise, or any of its affiliate